UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2019

Commission File Number:  001-34153

Global Ship Lease, Inc.
(Translation of registrant's name into English)

c/o Portland House, Stag Place, London SW1E 5RS, United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached hereto as Exhibit I is a press release dated August 1, 2019 of Global Ship Lease, Inc. (the “Company”) reporting the Company’s financial results for the three and six months ended June 30, 2019.
The information contained in this Report on Form 6-K, except for the commentary of George Youroukos and Ian Webber, is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-231509), filed with the U.S. Securities and Exchange Commission effective May 28, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL SHIP LEASE, INC.
(registrant)

Dated: August 1, 2019	By:	/s/ Ian J. Webber
Ian J. Webber
Chief Executive Officer

Exhibit I

Investor and Media Contacts:
The IGB Group
Bryan Degnan
646-673-9701
or
Leon Berman
212-477-8438

Global Ship Lease Reports Results for the Second Quarter of 2019

LONDON, ENGLAND — August 1, 2019 - Global Ship Lease, Inc. (NYSE:GSL) (the “Company” or Global Ship Lease), a containership charter owner, announced today its unaudited results for the three and six month periods ended June 30, 2019.
Second Quarter and Year To Date Highlights
- Reported operating revenue of $63.1 million for the second quarter 2019. Operating revenue for the six months ended June 30, 2019 was $127.6 million.
- Reported net income available to common shareholders of $8.8 million for the second quarter 2019.  For the six months ended June 30, 2019, net income available to common shareholders was $18.9 million.
- Generated $38.8 million of Adjusted EBITDA(3) for the second quarter 2019. Adjusted EBITDA for the six months ended June 30, 2019 was $79.3 million.
- Agreed to acquire three 2004-built, 7,849 TEU containerships for an aggregate purchase price of $48.5 million. Upon delivery during May 2019, the first ship, GSL Eleni, commenced a five-year charter with Maersk Line. The two remaining ships, GSL Kalliopi and GSL Grania, are expected to be delivered during the third quarter and will commence three-year charters with Maersk Line, with two consecutive one-year extensions at the charterer’s option. The three ships are expected to generate Adjusted EBITDA of approximately $32.0 million in aggregate for the median firm period, and a total of approximately $47.0 million if all options are exercised. With these additions, the Company’s fleet will comprise 41.0 ships with a total capacity of 224,162 TEU. A portion of the purchase price will be financed by borrowings under a new senior secured debt facility, totalling $37.0 million with a maturity of late 2024.
- Agreed a minimum 30-month / maximum 38-month charter with Maersk Line for the 2000-built, 5,936 TEU containership Tasman. The new charter commenced in July 2019 on the completion of the previous charter and is subject to a further 12-month extension at the charterer’s option. The charter is expected to generate approximately $5.3 million of Adjusted EBITDA for the median firm period and an additional approximate $4.4 million if the 12-month extension option is exercised.
- Agreed minimum 21-month / maximum 24-month charters with Zim for the 2000-built, 5,936 TEU containerships Dimitris Y and Ian H. The new charters commenced in June and July 2019 respectively, in direct continuation of their current charters, and are expected to generate approximately $4.4 million of Adjusted EBITDA per ship for the median firm period.
- Agreed new five-year charters with MSC for the 2005-built, 8,667 TEU GSL Tianjin and the 2005-built, 8,667 TEU OOCL Qingdao, which have been renamed MSC Tianjin and MSC Qingdao, respectively.  The new charters commenced in June 2019 upon redelivery by the previous charterers and are expected to generate Adjusted EBITDA of approximately $25.6 million per ship for the median firm period.

- Agreed new charters, which commenced June 2019, for the 2005-built, 2,824 TEU GSL Valerie which is now chartered for 12 months to MSC at a fixed rate of $9,000 per day, and for the 2006-built, 5,095 TEU Orca I which is now chartered for minimum 12 months / maximum 24 months to Maersk Line at a fixed rate of $9,000 per day for the first 12 months, and $10,000 per day thereafter.
- Agreed a new charter for the 2003-built, 2,207 TEU GSL Keta, which commenced in late July 2019, for minimum 50 days / maximum 90 days to OOCL at a fixed rate of $8,700 per day.

George Youroukos, Executive Chairman of Global Ship Lease, stated, “By remaining highly active against a supportive fundamental backdrop, we have made excellent progress on multiple key initiatives throughout the first half of 2019. Net ship supply growth for the global containership fleet has remained limited or negative in the mid-sized and smaller segments on which we focus, and the trade lanes that rely upon our ships have demonstrated continued resilience, allowing the charter rate improvements initially experienced by our larger ships to spread across the entire fleet. In this encouraging environment, we have seized multiple opportunities to substantially increase our long-term charter coverage at attractive rates while maintaining a degree of exposure to the strengthening charter market. We also returned to growth with the acquisition of three high-quality ships on extremely attractive terms, expanding our long-term relationship with Maersk Line, the world’s largest container liner company. As the upcoming implementation of IMO 2020 regulations is expected to further accelerate already heightened scrapping, reduce effective supply by slowing ship speeds, and increase the competitive advantages of our modern, fuel-efficient ships, Global Ship Lease is in an excellent position to continue creating value for our shareholders.”

Ian Webber, Chief Executive Officer of Global Ship Lease, commented, “As we have demonstrated throughout the year, our enhanced commercial platform, solid financial foundation, and attractive fleet focused on under-supplied, high specification, widely deployable mid-sized and smaller ships enable us to move quickly and confidently to seize a wide range of differentiated, value-creative opportunities. In conjunction with our success in expanding our contracted revenue stream and forward visibility, we have also continued to deleverage, ensuring that we are well positioned to further improve our balance sheet and extend debt maturities on an opportunistic basis. By continuing to execute this holistic strategy, we believe that we can unlock substantial additional value for our shareholders.”

SELECTED FINANCIAL DATA – UNAUDITED
(thousands of U.S. dollars)

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018

Operating Revenue (1)	63,087	35,040	127,601	71,186
Operating Income	27,156	15,185	56,381	30,670
Net Income (2)	8,797	4,020	18,849	8,212
Adjusted EBITDA (3)	38,800	23,367	79,327	47,014

The results for the three and six month periods ended June 30, 2019 include the results of the 19 Poseidon Containers containerships acquired on November 15, 2018 (the “Poseidon Containers Fleet”).
(1) Operating Revenue is net of address commissions which represents a discount provided directly to a charterer based on a fixed percentage of the agreed upon charter rate. Brokerage commissions are included in Time charter and voyage expenses.
(2) Net Income available to common shareholders.
(3) Adjusted EBITDA is a non-US GAAP measure, as explained further in this press release, and is considered by Global Ship Lease to be a useful measure of its performance.  A reconciliation of this non-GAAP measure to net income, the most directly comparable US GAAP financial measure, is provided below.
Following the Poseidon Transaction, minor reclassifications of expenses and balance sheet items have been made.
Revenue and Utilization
The Company’s fleet of 39 ships, including GSL Eleni which was purchased on May 28, 2019 and commenced a five-year charter with Maersk Line, generated revenue from fixed-rate, mainly long-term time-charters of $63.1 million in the three months ended June 30, 2019, up $28.1 million (or 80.3%) on revenue of $35.0 million for the comparative period in 2018. The increase is principally due to the addition of the Poseidon Containers Fleet on November 15, 2018, offset by increased offhire days in the second quarter of 2019, and the GSL Valerie in June 2018, partially offset by reduced revenue from GSL Ningbo as the charter for this ship renewed at a lower rate in September 2018. There were 3,492 ownership days in the second quarter, an increase of 111.5% compared to 1,651 in the second quarter 2018 due to the purchase of the Poseidon Containers Fleet, the GSL Valerie and the GSL Eleni. The 174 days of offhire for dry-dockings in the three months ended June 30, 2019 were mainly attributable to one completed dry-docking, primarily to upgrade the ship to increase substantially its reefer capacity and four dry-dockings in progress as of June 30, 2019, one for regulatory reasons only and three for the upgrade of their reefer capacity along with the regulatory dry-docking which has been brought forward. With 18 days idle time for Tasman, GSL Valerie and Orca I prior to their delivery to their new charterers and 19 days of unplanned offhire days, utilization was 94.0%. In the comparative period of 2018, there were 18 days of planned offhire for regulatory dry-dockings, 13 idle days for GSL Valerie and three days of unplanned offhire, giving a utilization of 97.9%.

For the six months ended June 30, 2019, revenue was $127.6 million, up $56.4 million (or 79.2%) on revenue of $71.2 million in the comparative period, mainly due to the factors noted above, together with reduced revenue from MSC Qingdao as the charter for this ship was renewed at a reduced rate in March 2018.
The table below shows fleet utilization for the three and six month periods ended June 30, 2019 and 2018, and for the years ended December 31, 2018, 2017, 2016 and 2015.

	Three months ended		Six months ended		Year ended
	June 30,	June 30,	June 30,	June 30,	Dec 31,	Dec 31,	Dec 31,	Dec 31,
Days	2019	2018	2019	2018	2018	2017	2016	2015

Ownership days	3,492	1,651	6,912	3,271	7,675	6,570	6,588	6,893
Planned offhire - dry-dockings	(174)	(18)	(174)	(31)	(34)	(62)	(100)	(9)
Unplanned offhire	(19)	(3)	(24)	(7)	(17)	(40)	(3)	(7)
Idle time	(18)	(13)	(18)	(13)	(47)	0	0	(13)
Operating days	3,281	1,617	6,696	3,220	7,577	6,468	6,485	6,864

Utilization	94.0%	97.9%	96.9%	98.4%	98.7%	98.4%	98.4%	99.6%

In the three months ended June 30, 2019, we completed one dry-docking primarily to upgrade the ship to increase substantially its reefer capacity and four more were in progress as of June 30, 2019, three for the upgrade of their reefer capacity, and one for regulatory reasons only.  In the second half of 2019, we anticipate a further two dry-dockings to upgrade reefer capacity, three for the installation of scrubbers and one for regulatory purposes.  In each case of reefer upgrade and scrubber installation, the regulatory dry-docking has been or will be brought forward. There were two drydockings for regulatory purposes in 2018.
Vessel Operating Expenses
Vessel operating expenses, which include costs of crew, lubricating oil, repairs, maintenance, insurance and technical management fees, were $20.8 million for the three months ended June 30, 2019, compared to $10.0 million in the prior year period. The increase was due to 1,841 (up 111.5%) additional ownership days as a result of the acquisition of the Poseidon Containers Fleet and the additions of GSL Valerie and GSL Eleni. The average cost per ownership day in the quarter was $5,959, compared to $6,078 for the prior year period, down $119 per day, or 2.0%.
For the six months ended June 30, 2019, vessel operating expenses were $41.8 million, or an average of $6,042 per day, compared to $20.4 million in the comparative period, or $6,242 per day, a reduction of 3.2%.
Time Charter and Voyage Expenses
Time charter and voyage expenses comprise mainly commission paid to ship brokers, the cost of bunker fuel for owner’s account when a ship is off-hire or idle and miscellaneous costs associated with a ship’s voyage. Time charter and voyage expenses were $2.1 million for the three months ended June 30, 2019, compared to $0.2 million in the prior year period. The increase was mainly due to the addition of the Poseidon Containers Fleet, all of which incur such commission, compared to our legacy ships, where commission is paid only for those which have completed their initial charters to CMA CGM or OOCL and which have been employed on a new charter obtained with the assistance of a broker.
For the six months ended June 30, 2019, time charter and voyage expenses were $3.6 million, compared to $0.4 million in the comparative period.

Depreciation and Amortization

Depreciation and amortization for the three month period ended June 30, 2019 was $11.0 million, compared to $8.2 million in the second quarter of 2018.  The increase was mainly due to the addition of the Poseidon Containers Fleet offset by the effect of lower book values for a number of ships following an impairment expense charged in December 2018 as well as a change in estimated scrap value per LWT with effect from January 1, 2019 from $250 to $400.

Depreciation for the six months ended June 30, 2019 was $21.7 million, compared to $16.3 million in the comparative period, with the reduction being due to the reasons noted above.

General and Administrative Expenses

General and administrative expenses were $2.1 million in the three months ended June 30, 2019, compared to $1.5 million in the second quarter of 2018.  The increase was mainly due to an increase in payroll and other costs associated with the Poseidon Transaction.

For the six months ended June 30, 2019, general and administrative expenses were $4.1 million, compared to $3.4 million in the comparative period in 2018, with the increase being due to the reasons noted above.

Adjusted EBITDA

As a result of the above, Adjusted EBITDA was $38.8 million for the three months ended June 30, 2019, up from $23.4 million for the three months ended June 30, 2018, with the increase being mainly due to the addition of the GSL Valerie in June 2018 and the Poseidon Containers Fleet on November 15, 2018.

Adjusted EBITDA for the six months ended June 30, 2019 was $79.3 million, compared to $47.0 million for the comparative period, with the increase being due to the reasons noted above.

Interest Expense and Interest Income

Debt as at June 30, 2019 totaled $875.6 million, comprising of $340.0 million of indebtedness under our 9.875% notes due 2022 (the “Notes”), $24.8 million of indebtedness under a secured term loan, both cross collateralized by 18 ships in the legacy GSL fleet, $490.1 million of bank debt collateralized by the Poseidon Containers Fleet, $7.7 million drawn under a growth facility and secured by GSL Valerie and $13.0 million of indebtedness under the new senior secured loan for the acquisition of GSL Eleni.

Debt at June 30, 2018 totaled $404.8 million, comprising $360.0 million outstanding on our Notes and $44.8 million under the secured term loan.

Interest expense for the three months ended June 30, 2019, was $18.7 million, an increase of $8.0 million, or 74.8%, on the interest expense for the prior year period of $10.7 million due to the assumption of debt associated with the Poseidon Transaction.

For the six months ended June 30, 2019, interest expense was $38.1 million, compared to $21.5 million for the six months ended June 30, 2018, with the increase mainly for the reason noted above.

Interest income for the three months ended June 30, 2019 was $0.4 million, the same as in the comparative quarter in 2018.

Interest income for the six months ended June 30, 2019 was $0.8 million, compared to $0.6 million in the comparative period in 2018.

Other Income, Net

Other income, net is mainly comprised of gains in bunkers following deliveries and redeliveries of ships from charterers and passenger income. Other income, net was $0.7 million in the three months ended June 30, 2019, compared to $9,000 in the prior year period; the increase was mainly due to the addition of the Poseidon Containers Fleet.

Other income, net was $1.2 million in the six months ended June 30, 2019, compared to $15,000 in the prior year period; the increase was mainly for the reason given above.

Taxation

Taxation for the three months ended June 30, 2019 was a charge of $56,000, compared to credit of $31,000 in the second quarter of 2018.

Taxation for the six months ended June 30, 2019 was a charge of $40,000, compared to a credit of $46,000 in the comparative period in 2018.

Earnings Allocated to Preferred Shares
The Series B preferred shares, issued on August 20, 2014, carry a coupon of 8.75%, the cost of which for the three months ended June 30, 2019 was $0.8 million, the same as in the comparative period.  The cost was $1.5 million in the six months ended June 30, 2019, the same as in the comparative period.
Net Income Available to Common Shareholders

Net income available to common shareholders for the three months ended June 30, 2019 was $8.8 million, compared to $4.0 million in the second quarter of 2018.

Net income available to common shareholders was $18.9 million for the six months ended June 30, 2019, compared to $8.2 million in the comparative period.

Fleet

The following table provides information about the on-the-water fleet of 39 ships as at June 30, 2019 together with the two ships expected to be delivered in 3Q19.
Ship Name	Capacity in TEUs	Lightweight (tons)	Year Built	Charterer	Earliest Charter Expiry Date	Latest Charter Expiry Date	Daily Charter Rate $

CMA CGM Thalassa	11,040	38,577	2008	CMA CGM	4Q25	1Q26	47,200
UASC Al Khor(1)	9,115	31,764	2015	Hapag-Lloyd	1Q22	2Q22	34,000
Anthea Y(1)	9,115	31,890	2015	COSCO	2Q20	3Q20	39,200
Maira XL(1)	9,115	31,820	2015	COSCO	2Q20	3Q20	39,200
MSC Tianjin	8,667	34,243	2005	MSC	2Q24	3Q24(2)	-(2)
MSC Qingdao	8,667	34,305	2004	MSC	2Q24	3Q24(2)	-(2)
GSL Ningbo	8,667	34,243	2004	Maersk	3Q19	4Q20	12,400(3)
GSL Kalliopi	7,849	29,105	2004	Maersk	3Q22	4Q24(4)	-(4)
GSL Grania	7,849	-	2004	Maersk	3Q22	4Q24(4)	-(4)
GSL Eleni	7,849	29,261	2004	Maersk	2Q24	3Q24(4)	-(4)
Mary(1)	6,927	23,424	2013	CMA CGM	3Q23	4Q23	25,910
Kristina(1)	6,927	23,424	2013	CMA CGM	2Q24	3Q24	25,910
Katherine(1)	6,927	23,424	2013	CMA CGM	1Q24	2Q24	25,910
Alexandra(1)	6,927	23,424	2013	CMA CGM	1Q24	2Q24	25,910
Alexis(1)	6,882	23,919	2015	CMA CGM	1Q24	2Q24	25,910
Olivia I(1)	6,882	23,864	2015	CMA CGM	1Q24	2Q24	25,910
CMA CGM Berlioz	6,621	26,776	2001	CMA CGM	2Q21	4Q21	34,000
Agios Dimitrios	6,572	24,746	2011	MSC	3Q19	4Q23	12,500(5)
Tasman	5,936	25,010	2000	ZIM	3Q19	3Q19(6)	11,500(6)
Dimitris Y	5,936	25,010	2000	ZIM	3Q19	3Q19(7)	16,750(7)
Ian H	5,936	25,128	2000	ZIM	1Q21	2Q21	14,500
Dolphin II	5,095	20,596	2007	HMM	3Q19(8)	4Q19(8)	7,700(8)
Orca I	5,095	20,696	2006	Maersk	2Q20(9)	2Q21(9)	9,000(9)
CMA CGM Alcazar	5,089	20,087	2007	CMA CGM	4Q20	2Q21	33,750
CMA CGM Château d’If	5,089	20,100	2007	CMA CGM	4Q20	2Q21	33,750
CMA CGM Jamaica	4,298	17,272	2006	CMA CGM	3Q22	1Q23	25,350
CMA CGM Sambhar	4,045	17,355	2006	CMA CGM	3Q22	1Q23	25,350
CMA CGM America	4,045	17,355	2006	CMA CGM	3Q22	1Q23	25,350
GSL Valerie	2,824	11,971	2005	MSC	2Q20	3Q20	9,000
Athena	2,762	13,538	2003	MSC	1Q20	2Q20	9,000
Maira	2,506	11,453	2000	MSC	3Q19	3Q19	8,500
Nikolas	2,506	11,370	2000	MSC	1Q20	1Q20	9,000
Newyorker	2,506	11,463	2001	MSC	1Q20	1Q20	9,000
CMA CGM La Tour	2,272	11,742	2001	CMA CGM	3Q19	1Q20	15,300
CMA CGM Manet	2,272	11,742	2001	CMA CGM	3Q19	1Q20	15,300
CMA CGM Matisse	2,262	11,676	1999	CMA CGM	3Q19	1Q20	15,300
CMA CGM Utrillo	2,262	11,676	1999	CMA CGM	3Q19	1Q20	15,300
GSL Keta	2,207	11,731	2003	ANL	3Q19	3Q19	8,450(10)
GSL Julie	2,207	11,731	2002	CMA CGM	3Q19	4Q19	7,200(11)
Kumasi	2,207	11,731	2002	CMA CGM	4Q19	1Q21(12)	9,800(12)
Marie Delmas	2,207	11,731	2002	CMA CGM	4Q19	1Q21(12)	9,800(12)

(1) Modern design, high reefer capacity fuel efficient ships.
(2) Five year charter at implied Adjusted EBITDA of $25.6 million per ship for the period.
(3) Charterer has the option to extend by 12 months plus or minus 45 days from September 21, 2019 at $18,000 per day.
(4) GSL Eleni delivered in 2Q19; GSL Kalliopi and GSL Grania are scheduled to be delivered in 3Q19. GSL Eleni chartered for five years; GSL Kalliopi and GSL Grania chartered for three years plus two successive periods of one year at option of the charterer. Implied Aggregate Adjusted EBITDA of $32.0 million for firm periods, increasing to $47.0 million if all options are exercised.
(5) Thereafter, the Company has the option, callable in 4Q19, to extend for four years at $20,000 per day.
(6) Thereafter, a new charter with Maersk Line for 30 - 38 months at an implied Adjusted EBITDA of $5.3 million for the median  period.  Additional 12 - month extension at charterer’s option, for an additional $4.4 million implied Adjusted EBITDA.
(7) Thereafter 21-24 months to ZIM at implied Adjusted EBITDA of $4.4 million per ship for the period.
(8) Rate increases to $11,500 per day from August 14, 2019.
(9) Rate increases to $10,000 per day from June 3, 2020.
(10) Thereafter 50-90 days to OOCL at $8,700 per day.
(11) $ 7,200 per day between August 16, 2019 and October 16, 2019, at charterer’s option, with an option in favor of charterer to extend from October 16, 2019 at $8,500 per day for six months plus or minus 30 days.
(12) The Company has the option to extend to December 31, 2020 plus or minus 90 days, at $9,800 per day.

Conference Call and Webcast
Global Ship Lease will hold a conference call to discuss the Company's results for the three months ended June 30, 2019 today, Thursday August 1, 2019 at 10:30 a.m. Eastern Time. There are two ways to access the conference call:
 (1) Dial-in: (877) 445-2556 or (908) 982-4670; Passcode: 4875449

Please dial in at least 10 minutes prior to 10:30 a.m. Eastern Time to ensure a prompt start to the call.

 (2) Live Internet webcast and slide presentation: http://www.globalshiplease.com

If you are unable to participate at this time, a replay of the call will be available through Saturday, August 17, 2019 at (855) 859-2056 or (404) 537-3406. Enter the code 4875449 to access the audio replay. The webcast will also be archived on the Company’s website: http://www.globalshiplease.com.

Annual Report on Form 20F

Global Ship Lease, Inc has filed its Annual Report for 2018 with the Securities and Exchange Commission.  A copy of the report can be found under the Investor Relations section (Annual Reports) of the Company’s website at http://www.globalshiplease.com  Shareholders may request a hard copy of the audited financial statements free of charge by contacting the Company at info@globalshiplease.com or by writing to Global Ship Lease, Inc, care of Global Ship Lease Services Limited, Portland House, Stag Place, London SW1E 5RS or by telephoning +44 (0) 207 869 8806.

About Global Ship Lease

Global Ship Lease is a leading independent owner of containerships with a diversified fleet of mid-sized and smaller containerships. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under fixed-rate charters to top tier container liner companies. On November 15, 2018, it completed a strategic combination with Poseidon Containers.

Global Ship Lease owns 39 ships and has contracted to purchase a further two ships, ranging from 2,207 to 11,040 TEU, of which nine are fuel efficient new-design wide beam, with a total capacity of 224,162 TEU and an average age, weighted by TEU capacity, of 11.9 years as at June 30, 2019.

The average remaining term of the Company’s charters at June 30, 2019, to the mid-point of redelivery, including options under owner’s control, was 2.9 years on a TEU-weighted basis. Contracted revenue on the same basis was $823.0 million. Contracted revenue was $913.4 million, including options under charterers’ control and with latest redelivery date, representing a weighted average remaining term of 3.2 years.

Reconciliation of Non-U.S. GAAP Financial Measures

Adjusted EBITDA

Adjusted EBITDA represents net income available to common shareholders before interest income and expense, income taxes, depreciation and amortization and earnings allocated to preferred shares.  Adjusted EBITDA is a non-US GAAP quantitative measure used to assist in the assessment of the Company's ability to generate cash from its operations.  The Company believes that the presentation of Adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.  Adjusted EBITDA is not defined in US GAAP and should not be considered to be an alternate to Net income or any other financial metric required by such accounting principles.

Adjusted EBITDA is presented herein on a forward-looking basis in certain instances. The Company has not provided a reconciliation of any such forward looking non-US GAAP financial measure to the most directly comparable US GAAP measure because such US GAAP financial measures on a forward-looking basis are not available to the Company without unreasonable effort.

ADJUSTED EBITDA - UNAUDITED

(thousands of U.S. dollars)

	Three	Three	Six	Six
	months	months	months	months
	ended	ended	ended	ended
	June 30,	June 30,	June 30,	June 30,
	2019	2018	2019	2018

Net income available to Common Shareholders	8,797	4,020	18,849	8,212

Adjust: Depreciation and amortization	10,952	8,173	21,710	16,329
Interest income	(367)	(351)	(784)	(620)
Interest expense	18,708	10,729	38,060	21,516
Income tax	(56)	31	(40)	46
Earnings allocated to preferred shares	766	765	1,532	1,531

Adjusted EBITDA	38,800	23,367	79,327	47,014

Safe Harbor Statement

This communication contains forward-looking statements. Forward-looking statements provide Global Ship Lease's current expectations or forecasts of future events. Forward-looking statements include statements about Global Ship Lease's expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as "anticipate," "believe," "continue," "estimate," "expect," "intend," "may," "ongoing," "plan," "potential," "predict," "project," "will" or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and Global Ship Lease cannot assure you that these projections included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors.

The risks and uncertainties include, but are not limited to:

•	future operating or financial results;
•	expectations regarding the future growth of the container shipping industry, including the rates of annual demand and supply growth;
•	the financial condition of our charterers, particularly CMA CGM, our principal charterer and main source of operating revenue, and their ability to pay charterhire in accordance with the charters;
•
Global Ship Lease’s financial condition and liquidity, including its level of indebtedness or ability to obtain additional financing to fund capital expenditures, ship acquisitions and other general corporate purposes;

•	Global Ship Lease’s ability to meet its financial covenants and repay its credit facilities;
•
Global Ship Lease’s expectations relating to dividend payments and forecasts of its ability to make such payments including the availability of cash and the impact of constraints under its credit facility;

•	risks relating to the acquisition of Poseidon Containers and Global Ship Lease’s ability to realize the anticipated benefits of the acquisition;
•	future acquisitions, business strategy and expected capital spending;
•	operating expenses, availability of crew, number of off-hire days, drydocking and survey requirements and insurance costs;
•	general market conditions and shipping industry trends, including charter rates and factors affecting supply and demand;
•	assumptions regarding interest rates and inflation;
•	changes in the rate of growth of global and various regional economies;
•	risks incidental to ship operation, including piracy, discharge of pollutants and ship accidents and damage including total or constructive total loss;
•	estimated future capital expenditures needed to preserve its capital base;
•	Global Ship Lease’s expectations about the availability of ships to purchase, the time that it may take to construct new ships, or the useful lives of its ships;
•	Global Ship Lease’s continued ability to enter into or renew long-term, fixed-rate charters or other ship employment arrangements;
•	the continued performance of existing long-term, fixed-rate time charters;
•	Global Ship Lease’s ability to capitalize on its management’s and board of directors’ relationships and reputations in the containership industry to its advantage;
•	changes in governmental and classification societies’ rules and regulations or actions taken by regulatory authorities;
•	expectations about the availability of insurance on commercially reasonable terms;
•	unanticipated changes in laws and regulations including taxation;
•	potential liability from future litigation.

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Global Ship Lease's actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in Global Ship Lease's filings with the U.S Securities and Exchange Commission (the “SEC”).  Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Global Ship Lease undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Global Ship Lease describes in the reports it will file from time to time with the SEC after the date of this communication.

Global Ship Lease, Inc.

Interim Unaudited Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)

	As of
	June 30, 2019	December 31, 2018
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$75,399	$82,059
Restricted cash	3,367	2,186
Accounts receivable, net	2,944	1,927
Inventories	5,963	5,769
Prepaid expenses and other current assets	7,880	6,214
Due from related parties	3,982	817
Total current assets	$99,535	$98,972
NON-CURRENT ASSETS
Ships in operation	$1,118,049	$1,112,766
Other fixed assets	2	5
Intangible assets-charter agreements	3,449	5,400
Deferred charges, net	8,730	9,569
Other non-current assets	—	948
Restricted cash, net of current portion	6,574	5,827
Total non-current assets	1,136,804	1,134,515
TOTAL ASSETS	$1,236,339	$1,233,487
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable	$8,043	$9,586
Accrued liabilities	17,943	15,407
Current portion of long-term debt	75,732	64,088
Deferred revenue	2,330	3,118
Due to related parties	115	3,317
Total current liabilities	104,163	95,516
LONG-TERM LIABILITIES
Long-term debt, net of current portion and deferred financing costs	$789,499	$813,130
Intangible liability-charter agreements	7,466	8,470
Deferred tax liability	—	9
Total non-current liabilities	796,965	821,609
Total liabilities	$901,128	$917,125
Commitments and Contingencies	—	—
SHAREHOLDERS' EQUITY
Class A common shares - authorized 214,000,000 shares with a $0.01 par value 9,942,950 shares issued and outstanding (2018 – 9,017,205 shares)	$99	$90
Class B common shares - authorized 20,000,000 shares with a $0.01 par value nil shares issued and outstanding (2018 – 925,745 shares)	—	9
Series B Preferred Shares - authorized 16,100 shares with a $0.01 par value 14,000 shares issued and outstanding (2018 – 14,000 shares)	—	—
Series C Preferred Shares - authorized 250,000 shares with a $0.01 par value 250,000 shares issued and outstanding (2018 - 250,000 shares)	3	3
Additional paid in capital	512,379	512,379
Accumulated deficit	(177,270)	(196,119)
Total shareholders' equity	335,211	316,362
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,236,339	$1,233,487

 Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Income

(Expressed in thousands of U.S. dollars except share data)

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
OPERATING REVENUES
Time charter revenue	$25,242	$4,382	$55,123	$10,108
Time charter revenue-related parties	37,845	30,658	72,478	61,078
	63,087	35,040	127,601	71,186
OPERATING EXPENSES:
Vessel operating expenses	18,382	9,821	37,532	19,881
Vessel operating expenses-related parties	2,428	214	4,233	536
Time charter and voyage expenses	1,664	189	2,785	377
Time charter and voyage expenses-related parties	420	—	850	—
Depreciation and amortization	10,952	8,173	21,710	16,329
General and administrative expenses	2,085	1,458	4,110	3,393
Operating Income	27,156	15,185	56,381	30,670

Interest income	367	351	784	620
Interest and other financial expense	(18,708)	(10,729)	(38,060)	(21,516)
Other income, net	692	9	1,236	15
Total non-operating expense	(17,649)	(10,369)	(36,040)	(20,881)
Income before income taxes	9,507	4,816	20,341	9,789
Income taxes	56	(31)	40	(46)
Net Income	$9,563	$4,785	$20,381	$9,743
Earnings allocated to Series B Preferred Shares	(766)	(765)	(1,532)	(1,531)
Net Income available to Common Shareholders	$8,797	$4,020	$18,849	$8,212
Earnings per Share
Weighted average number of Class A common shares outstanding
Basic and diluted (including RSU’s without service conditions)	9,942,950	6,050,658	9,937,836	6,040,792

Net Income per Class A common share
Basic and diluted (including RSU’s without service conditions)	$0.38	$0.56	$0.82	$1.36

Weighted average number of Class B common shares outstanding
Basic and diluted	nil	925,745	nil	925,745

Net Income per Class B common share
Basic and diluted	$nil	$nil	$nil	$nil

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
Cash flows from operating activities:
Net Income	$9,563	$4,785	$20,381	$9,743
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	10,952	8,174	21,710	16,329
Amortization of deferred financing costs	744	986	1,489	2,015
Amortization of original issue discount / premium on repurchase of notes	203	200	405	401
Amortization of intangible asset/liability-charter agreements	479	(443)	947	(886)
Share based compensation	—	45	—	90
Changes in operating assets and liabilities:
Increase in accounts receivable and other assets	(1,652)	(232)	(1,746)	(1,336)
Increase in inventories	(636)	(83)	(194)	(1,866)
(Decrease) increase in accounts payable and other liabilities	(2,930)	(10,078)	789	(2,228)
Decrease in related parties' balances	(4,329)	(2,937)	(6,367)	(1,099)
Decrease in deferred revenue	(307)	(198)	(788)	(510)
Unrealized foreign exchange loss (gain)	14	(6)	10	(1)
Net cash provided by operating activities	$12,101	$213	$36,636	$20,652
Cash flows from investing activities:
Acquisition of vessels	(18,496)	(10,283)	(18,496)	(11,411)
Cash paid for vessel improvements	(6,139)	—	(6,776)	(150)
Cash paid for dry-dockings	(646)	(854)	(696)	(1,227)
Net cash used in investing activities	$(25,281)	$(11,137)	$(25,968)	$(12,788)
Cash flows from financing activities:
Proceeds from drawdown of credit facilities	13,000	—	13,000	—
Repayment of credit facilities	(20,320)	(10,000)	(26,546)	(10,000)
Deferred financing costs paid	(322)	—	(322)	—
Series B Preferred Shares-dividends paid	(766)	(765)	(1,532)	(1,531)
Net cash used in financing activities	$(8,408)	$(10,765)	$(15,400)	$(11,531)
Net decrease in cash and cash equivalents and restricted cash	(21,588)	(21,689)	(4,732)	(3,667)
Cash and cash equivalents and restricted cash at beginning of the period	106,928	91,288	90,072	73,266
Cash and cash equivalents and restricted cash at end of the period	$85,340	$69,599	$85,340	$69,599
Supplementary Cash Flow Information:
Cash paid for interest	7,812	19,289	17,375	19,937
Cash paid for income taxes	—	16	—	28
Non-cash investing activities:
Unpaid capitalized expenses	—	—	—	—